

02041121

P.E 6-25-02
0-26623

June 25, 2002

Act 1934
Section 12(g)
Rule
Public Availability 6/25/2002

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Cobalt Group, Inc.
Incoming Letter dated June 25, 2002

Based on the facts presented, the Division will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") with respect to options to be granted pursuant to the Company's employee stock option plan (the "Plan") in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the date at which the Company otherwise becomes subject to the Exchange Act registration or reporting requirements with respect to any other class of its securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

Amy M. Starr

Amy M. Starr
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4-2

June 25, 2002

Russell L. Leaf
Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York 10019-6099

RE: The Cobalt Group, Inc.

Dear Mr. Leaf:

In regard to your letter of June 25,2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

WILLKIE FARR & GALLAGHER

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

June 25, 2002

VIA FEDEX

Amy Starr, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Cobalt Group, Inc.
Request for Relief from Registration Under Section 12(g)
of Securities Exchange Act of 1934, as amended

Dear Ms. Starr:

Further to my e-mail of June 25, 2002, enclosed please find one original and seven copies of a revised final version of the no-action letter relating to The Cobalt Group, Inc. Should you have any questions regarding the enclosed, please feel free to contact me.

Very truly yours,



Russell L. Leaf

Enclosures

WILLKIE FARR & GALLAGHER

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

June 25, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Amy Starr, Esq.

Re: The Cobalt Group, Inc.
Request for Exemptive Relief from Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Ms. Starr:

On behalf of The Cobalt Group, Inc., a Washington corporation (the "Company"), we hereby apply for an exemption or request no-action relief under Section 12(h) of the Exchange Act, from the registration requirements of Section 12(g) of the Exchange Act with respect to options to be granted to its employees and the employees of its majority-owned direct or indirect subsidiaries (the "Subsidiaries") under a proposed employee stock option plan (the "Plan"). We request that this grant of relief remain in effect until the earlier of (1) such time as the Company becomes a reporting company under the Exchange Act or (2) the first date on which the Company has 500 or more holders of record of its shares of common stock or any other class of equity security, other than the options that may be granted under the Plan. This letter replaces and supercedes the letter sent to the Securities and Exchange Commission (the "Commission") on May 23, 2002.

In connection with this request for exemption or no-action relief, the Company has provided us with, and authorized us to make on their behalf, the following factual representations.

I. Background

A. The Company and Its Subsidiaries

The Company is a provider of e-business products and services to the automotive industry. The Company was incorporated in 1995 and completed its initial public offering in August of 1999. Prior to November 13, 2001, the Company's common stock was registered under the Exchange Act and was traded on the Nasdaq National Market ("Nasdaq") under the symbol CBLT. On November 13, 2001, the Company completed a going private merger (the "Merger") pursuant to which Cobalt Acquisition Corporation merged with and into the Company with the Company as the surviving corporation. In connection with the Merger, each issued and outstanding share of the Company's common stock, except for shares held by Warburg, Pincus Equity Partners, L.P., certain members of the Company's board of directors, certain executive officers and certain other shareholders, was cancelled and converted into the right to receive $3.50 in cash. Following completion of the Merger, the Company terminated the registration of its common stock pursuant to Section 12(g)(4) of the Exchange Act (the Company's issued and outstanding common stock is currently held of record by 16 shareholders and the Company's issued and outstanding preferred stock is currently held of record by 1 shareholder) and delisted its common stock from Nasdaq.

The Company and its Subsidiaries employ approximately 575 individuals on a full-time or part-time basis. Prior to the effective time of the Merger, the Company had in place 3 stock option plans for the benefit of its employees. In connection with the Merger, all options issued under all plans were cancelled and each plan subsequently terminated. Accordingly, as of the date hereof, the Company does not have any equity-based compensation plans in place for the benefit of its employees, and the only equity-based compensation plan under consideration by the Company is the Plan. The basis of this letter relates to the Company's intention, subject to receipt of the exemptive or no-action relief requested herein, to adopt the Plan on the terms described further herein.

Although the Company may, at some future date, become a public company again, no specific date has been set and other than a contractual demand registration right which became effective as of the effective time of the Merger, the Company has not contractually committed to ever becoming a public company.

B. Employee Stock Option Plan; General

The Company would like to offer an equity incentive program to a broad-based group of its and its Subsidiaries' employees without subjecting itself to the periodic public reporting requirements of the Exchange Act. To this end, the Company wishes to adopt the Plan, the material terms of which are described herein.

The Company believes that the Plan will promote the interests of the Company, its shareholders and its employees by providing the Participants (as defined below) with the opportunity to purchase common stock in the Company. By encouraging stock ownership, the Company believes it will be able to attract, retain and motivate employees and encourage them to devote their best efforts to its business and financial success. A committee appointed by the Company's board of directors will administer the Plan (the "Committee"). The Committee will have discretion to determine which employees, directors (including non-employee directors) and consultants (provided such consultants are eligible, as discussed below) of the Company and its Subsidiaries will be eligible to participate in the Plan. The Plan authorizes the Committee to grant both "incentive stock options" as defined under the Internal Revenue Code of 1986, as amended, and "non-qualified stock options"; the Plan does not authorize the grant of any other equity-based awards, including, without limitation, SARs, restricted stock grants and performance-vested awards.

All full-time employees of the Company, including officers, directors (including non-employee directors) and, to the extent permitted by Rule 701 of the Securities Act of 1933, as amended (the "Securities Act"), consultants to the Company, and all full-time employees of any of the Subsidiaries (provided such Subsidiary continues to be a Subsidiary (as such term is used herein)) will be eligible to participate in the Plan (the "Participants"). Except as provided in paragraph 7 below, participation in the Plan will cease following a Participant's termination of employment with or service to the Company or its Subsidiaries.

The Company anticipates that it will reserve shares representing up to 18% of its common stock for issuance under the Plan. The options granted under the Plan will generally be issued in reliance on the exemption from registration provided by Rule 701 of the Securities Act ("Rule 701"), although, to the extent available, the Company may also rely on the private placement safe harbor provided by Regulation D of the Securities Act or other applicable exemptions from registration. In addition, although the terms of the vesting and exercise schedule of particular options granted under the Plan shall rest in the discretion of the Committee, the Plan will permit any options issued thereunder to be immediately vested and exercisable. Unless the Company's board of directors terminates the Plan at an earlier date, the Plan will terminate 10 years after its adoption.

II. **<u>Summary of the Employee Stock Option Plan</u>**

The Plan will grant to the Committee discretion to determine the specific terms of each option granted thereunder. Each option will be evidenced by an individual option agreement between the Company and the Participant, stating the terms and conditions thereof, including the number of options granted, the exercise price, the option term and the vesting provisions. Except as expressly provided herein, any options issued under the Plan and, prior to the IPO (as defined below), any common stock issued upon exercise of a vested option, will not be transferable. The following is a summary of the proposed material terms of the Plan and the options that may be granted thereunder.

1. Each option represents the right to purchase the number of shares of common stock at such exercise price and at such time as are provided in the Plan or the individual option agreement.

2. The exercise price for each share of common stock subject to an option will be established by the Committee. The Committee will determine the manner in which the exercise price may be paid at the time of grant.

3. The Plan will terminate ten years after the date it is approved by the Company's shareholders or adopted by the Company's board of directors, whichever is earlier, subject to earlier termination by the Company's board of directors.

4. The Committee will have the discretion to set the vesting schedule with respect to each individual option grant. Options granted under the Plan may provide for accelerated vesting in certain circumstances, including but not limited to, a change in control of the Company or similar Corporate Events (as defined in the Plan).

5. Generally, a vested option will be exercisable only on or after the earlier to occur of (i) the date which is six months after the effective date of a registration statement filed by the Company

under the Securities Act in connection with an underwritten public offering of a class of its equity securities (the "IPO") and (ii) the seventh anniversary of the date of the grant. Notwithstanding the foregoing, the Committee may, in its sole discretion, establish an exercise schedule other than as provided in the immediately preceding sentence with respect to particular option grants and the Committee may allow options issued under the Plan to be immediately exercisable. In addition, in the event of a change in control of the Company or similar Corporate Event, the Committee may accelerate the exercise schedule of the options.

6. The Company's obligation to issue common stock upon the exercise of options granted under the Plan will be subject to all applicable laws, rules and regulations and approvals from any governmental agency that may be required, including the filing of an effective registration statement under the Securities Act.

7. An option holder whose employment with or service to the Company (or a Subsidiary) terminates other than by reason of death or Disability (as such term is defined in the Plan) may generally retain any vested options issued to him under the Plan for a period of 3 months following the date of termination (unvested options shall be cancelled upon termination). An option holder whose employment with or service to the Company (or a Subsidiary) terminates by reason of death or Disability may generally retain (or, in the case of death, such option holder's estate may retain) any vested options issued to such option holder under the Plan for a period of 12 months following the date of termination (unvested options shall be cancelled upon termination). At the end of such 3 month or 12 month period, as the case may be, whether or not the option is then exercisable, the option shall be terminated (unless earlier terminated pursuant to the terms of the option holder's stock option agreement) and the Company shall not be required to make a payment of any kind to the holder thereof. Notwithstanding the foregoing, all options held by an option holder whose employment with or service to the Company is terminated for Cause (as such term is defined in the Plan) and all options held by an option holder who tenders a Resignation in Lieu of Dismissal (as such term is defined in the Plan), shall automatically terminate and such option holder shall not be entitled to receive any cash or common stock in connection therewith. In addition, in the event an option holder terminates his employment with the Company or a Subsidiary for any reason, and within 12 months after such date accepts employment with a competitor of, or otherwise engages in competition with, the Company, or if the option holder engages in other activity that is detrimental to the Company, the Committee, in its sole discretion, may require the option holder to return, or (if not received) to forfeit, to the Company the economic value of any option that is realized or obtained (measured at the date of exercise) by such option holder (i) at any time after the date that is six months prior to the date of such option holder's termination of employment with or service to the Company or (ii) during such other period as the Committee may determine.

8. Prior to the IPO, any determination of the fair market value of the Company's common stock under the Plan will be made by the Company's board of directors in good faith.

9. The holders of options granted under the Plan will have no voting or other rights as shareholders, by reason of such options, prior to exercise of such options.

10. Options granted under the Plan will not be negotiable and may not be sold, given, transferred, assigned, pledged or otherwise hypothecated by the option holder, except options may be

transferred to "family members" as such term is defined in, and under the circumstances permitted by, Rule 701 or, in the case of the death of the option holder, to (i) the option holder's estate, (ii) a person acquiring the option by bequest or inheritance or (iii) a person designated as a beneficiary by the option holder (each such person, including a Rule 701 transferee, is hereinafter referred to as a "Permitted Transferee and collectively, such persons are hereinafter referred to as the "Permitted Transferees")[1]. In addition, any options issued under the Plan will only be exercisable by the option holder or a Permitted Transferee during the lifetime of the option holder, except in the event of the death of the option holder, a Permitted Transferee shall be entitled to exercise the option until the earlier of one year following the date of death and the expiration of the term of the option. Except for the transfer of options to a Permitted Transferee contemplated by this paragraph 10, no other transfers of options shall be permitted.

11. Prior to the IPO, any common stock issued upon exercise of an option may not be sold, given, transferred, assigned, pledged or otherwise hypothecated by the holder thereof, except such common stock may be transferred back to the Company or to a Permitted Transferee. Except as provided in this paragraph 11, prior to the IPO, no transfers of common stock issued upon exercise of an option shall be permitted.

12. In addition to the transfer restrictions set forth in paragraph 11 above, prior to the IPO, the Company may impose transfer restrictions, including a right of repurchase, on any shares of common stock acquired upon exercise of a vested option by inserting such restrictions in the particular option agreement.

13. Except as described herein, there will be no market or method that would allow option holders to receive any consideration or compensation for their options prior to the time of exercise.

14. Prior to the date the Company becomes subject to the Exchange Act reporting requirements, consultants may participate in the Plan only if, at the time of the grant, the consultant meets the special requirements of Rule 701.

For purposes of this application, the staff (the "Staff") of the Commission may rely upon the summary of the terms of the Plan and the agreements described herein. In reviewing this letter, the Staff may assume that this letter describes all relevant, material provisions of the Plan and the related option agreements. We do note however that the Plan, or an addendum thereto, will contain additional provisions addressing applicable state law requirements. Although such provisions are not described herein, the terms of such option grants shall comply in all respects with the representations made herein. The Company will undertake that it will not amend any of the restrictive provisions described above in any manner, other than to change the number of options available for grant, so long as it is relying on the relief granted in response to this letter.

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[1] We note that with respect to a transfer to a "family member" pursuant to Rule 701, all of the conditions of Rule 701, including without limitation, that the transfer be for a donative purpose or pursuant to a domestic relations order, must be satisfied. Accordingly, any reference herein to a transfer to a Permitted Transferee(s) which is being made in reliance on Rule 701 shall be subject to and conditioned upon all of the conditions of Rule 701, including those set forth above, being satisfied.

III. **Discussion**

A. Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act requires every issuer that meets the jurisdictional requirements of the Exchange Act, having total assets of more than $1 million and a class of equity security held of record by 500 or more persons, to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, the Commission has promulgated Rule 12g-1, which exempts from the registration requirements of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $10 million. As noted above, following completion of the Merger, the Company terminated the registration of its common under the Exchange Act. As of the date hereof, the Company's issued and outstanding common stock is held of record by 16 shareholders and the Company's issued and outstanding preferred stock is held of record by 1 shareholder. Accordingly, the Company is not seeking relief with respect to the common stock or preferred stock currently outstanding, as we are of the opinion that such stock is not part of the same class of securities as the options to be granted under the Plan. However, the Company is seeking an exemption or a grant of no-action relief with respect to the options that may be granted pursuant to the Plan. Upon adoption of the Plan, the Company will likely grant options to 500 or more persons which would, based on the Staff's position that an option constitutes a separate class of "equity security" within the meaning of Section 3(a)(11) of the Exchange Act, subject the Company to the reporting requirements under Section 12(g), absent an exemption or other relief.

B. Appropriateness of Exemption and Other Relief

Section 3(a)(11) of the Exchange Act defines the term "equity security" to include not only any stock or similar security, but also any warrant or right to subscribe for or purchase any stock or similar security. As noted above, we understand that it is the Staff's view that the options to purchase the Company's common stock would be considered a separate class of "equity security" within the meaning of Section 3(a)(11) of the Exchange Act so that, if 500 or more persons hold the options and the Company has more than $10 million in assets, the Company would be subject to the registration requirements of Section 12(g), absent an exemption or other relief. Assuming the Company would become subject to the registration requirements of Section 12(g) as a result of the number of persons holding options, there still would be no public investors in the Company's capital stock and the options would not be publicly traded. The legislative history of the statute indicates that Congress did not intend Section 12(g) to require companies to register a class of equity security in these circumstances.[2]

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[2] This statement is supported by a release of the Commission which cited a report that made the legislative recommendations on which the amendments pursuant to which Section 12(g) was enacted, which described the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report on the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62). A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986.

In light of Congress' apparent intention when adopting Section 12(g), we believe that it would be appropriate for the Commission to grant an exemption or no-action relief from the registration requirements of Section 12(g) for options to be granted under the Plan.

Under Section 12(h) of the Exchange Act, the Commission may, upon application of an interested person, exempt an issuer from Section 12(g)'s registration requirements, if the Commission finds "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or protection of investors." Following is an analysis of each component of Section 12(h).

1. Number of Public Investors

The first factor enumerated in Section 12(h) of the Exchange Act is the number of public investors in the issuer. Since the Company will grant options under the Plan without cash or other tangible consideration, the Commission should not consider the option holders to be investors in the Company. If, in the future, there are more than 500 holders of record of the Company's common stock (including, for purposes of this calculation, each holder of common stock who acquired such common stock through the exercise of an option granted under the Plan) or another class of the Company's equity securities (other than the options granted under the Plan), the Company will register under Section 12(g) of the Exchange Act and file a Securities Act registration statement for the stock issuable upon exercise of the options.

2. Trading Interest

The second factor listed in Section 12(h) is the level of trading interest in a company's equity securities. The proposed Plan has been structured to preclude trading of the options. The Plan will prohibit the transfer of any options, except the Plan will provide that the initial option holder may transfer such options to a Permitted Transferee. In addition, prior to an IPO, any common stock issued upon exercise of a vested option may not be transferred, except back to the Company or by the initial option holder to a Permitted Transferee. Any transfer made in contravention of the Plan and the option agreements will be deemed void. Accordingly, there will be no opportunity for any trading to take place or any trading interest to develop in the options or, prior to an IPO, any common stock issued by the Company upon exercise of a vested option.

3. Nature of Issuer

The last factor enumerated in Section 12(h) is the level of trading interest in a company's equity securities. While the assets and income of the Company are not be insubstantial, the Company is very much a private company. In addition, except in the limited circumstances described in paragraphs 10 and 11 above, the options granted under the Plan and, prior to an IPO, any common stock issued by the Company upon exercise of a vested option, will not be transferable. Since the Company has no public investors and no trading interest in its securities exists, we believe that the purpose for which Section 12(g) was enacted would not be advanced by requiring the Company to register the options granted under the Plan.

4. Information Available to Option Holders

So long as the Company is relying on the relief granted pursuant to this request, the Company undertakes to comply with the information requirements set forth by the Commission in the Outline (as defined below). The Outline indicates that the relief from the Staff's current position under the existing lines of no-action letters is premised on option holders (and shareholders who receive common stock upon exercise of options) receiving essentially the same Exchange Act registration statement, annual report and quarterly report information that they would have received had the Company registered the class of securities under Section 12. Consequently, so long as the Company is relying on the relief requested herein, it shall provide, by electronic means or otherwise, to option holders and shareholders who receive shares of common stock upon the exercise of options essentially the same information that would be contained in a Registration Statement on Form 10, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, if the Company 's common stock were registered under Section 12 of the Exchange Act. This will include annual audited financial statements and unaudited quarterly financial information, each prepared in accordance with generally accepted accounting principles.

Promptly after the granting of the relief requested herein the Company will provide to holders of the Company's options and shares of common stock received upon exercise of options, an information statement containing essentially the same information that would be contained in an Exchange Act Registration Statement on Form 10. Thereafter, the Company will deliver to each option holder and each shareholder who receives shares of common stock upon the exercise of options, annual report information (containing essentially the same information that would be contained in an Annual Report on Form 10-K) no later than 120 days after its fiscal year end and quarterly report information (containing essentially the same information that would be contained in a Quarterly Report on form 10-Q) no later than 60 days after quarter end. Notwithstanding the foregoing, delivery of all such financial information shall be subject to the execution and delivery by the option holder or shareholder, as applicable, of a confidentiality agreement in form and substance reasonably satisfactory to the Company. In the event an option holder or shareholder will not agree to keep such documents confidential, the Company undertakes to make such information available for inspection during normal business hours from the stock option administrator or human resources personnel at its corporate headquarters in Seattle, Washington and at any of the Company's other business locations where any such holder works.

The above described information requirements will terminate once the Company becomes a reporting company under the Exchange Act. Instead, the Company will comply with the information reporting requirements contained in the Exchange Act and the rules thereunder.

III. **Comparison to Prior Grants of Relief; Other Commission Authority**

The Staff has previously granted no-action relief to other applicants in a number of situations which, for analytical purposes, we believe are in all material respects substantially the same as the Company's current request, including Nordstrom.com LLC (February 28, 2002), InFlow Group, Inc. (February 13, 2002), SI International, Inc. (February 4, 2002), Unisphere Networks, Inc. (January 15, 2002), Tality Holdings, Inc. (September 24, 2001), Gen-Probe Incorporated (August 15, 2001), NewSouth Holdings, Inc. (August 6, 2001), AMIS Holdings, Inc. (July 30, 2001), Mitchell International Holding, Inc.

(December 27, 2000), General Roofing (April 13, 2000), Kinkos, Inc. (November 24, 1999), WRQ, Inc. (December 31, 1997), BSG Corporation (August 1, 1995), Superior Services, Inc. (March 18, 1994) and Starbucks Corporation (April 2, 1992).

In addition, on March 29, 2001, the Staff announced in its Update to Current Issues and Rulemaking Outline (the "Outline") that it has modified the conditions under which the Staff will grant relief to companies that would otherwise trigger the registration requirements of Section 12(g) of the Exchange Act as a result of option grants. The modifications detailed in the Outline include:

- Options may be immediately exercisable. As described in paragraph 5, although a vested option will generally be exercisable only on or after the earlier to occur of (i) the date which is six months after the effective date of a registration statement which the Company files under the Securities Act in connection the IPO and (ii) the seventh anniversary of the date of the grant, the Plan authorizes the Committee, in its sole discretion, to determine the exercise schedule of all option grants thereunder, including, if it so chooses, to grant options that are immediately exercisable.

- Former employees may retain their vested options. As described in paragraph 7, former employees will be permitted to retain their vested options for specified periods of time following termination of employment so long as their termination is not for Cause or Resignation in Lieu Dismissal, subject to forfeiture of the economic value of the option in the event the option holder engages in competition with the Company or engages in other activity that is detrimental to the Company during specified time periods.

- Options are non-transferable. As described in paragraph 10, options granted under the Plan will not be transferable, except such options may be transferred by the initial option holder to a Permitted Transferee. In addition, as described in paragraph 11, prior to an IPO, any common stock issued by the Company upon exercise of a vested option will not be transferable, except such common stock may be transferred back to the Company or by the initial option holder to a Permitted Transferee.

- Consultants. As described in paragraph 14, the Plan will provide that prior to the time the Company becomes a reporting company, consultants will not be eligible for option grants unless they meet the special requirements of Rule 701.

IV. **Conclusion**

Because of the absence of public investors and trading interest in the Company's securities, we believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act. We respectfully request that you issue an order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from registering under Section 12(g) of the Exchange Act the options it may issue under the Plan. We further request that assuming continued compliance with the representations made herein, the order or grant of no-action relief remain in effect until the earlier of (1) such time as the Company becomes a reporting company under the Exchange Act or (2) the first date on which the Company has 500 or more holders of record of shares of its common stock or any other class of equity security, other than the options that may be granted under the Plan. If there are more than 500 holders of record of the Company's common stock (including, for purposes of this calculation, each holder of shares of the Company's common stock acquired through exercise of options) or other class of equity security (other than the options that may be granted under the Plan), the Company will register under Section 12(g) of the Exchange Act and file a Securities Act registration statement for the common stock issuable upon exercise of the options.

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with the members of the Staff by telephone prior to any written response to this letter, or if we may otherwise be of assistance, please telephone the undersigned or Mark DiPaolo or Russell L. Leaf at (212) 728-8000.

Very truly yours,



Steven J. Gartner

Enclosures